SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Release  |  Lisbon  |  28 July 2010

Portugal Telecom and Oi to enter into a strategic partnership

•                  Portugal Telecom and Oi Telemar entered into a Memorandum of Understanding (MoU) that sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group. Through this MoU Portugal Telecom expects to achieve a total direct and indirect economic ownership of 22.38% in Oi Group with a maximum estimated investment of R$ 8.4 billion. In 2009, Oi Group reported revenues of US$ 15 billion.

•                  Portugal Telecom will have a relevant role in the management of Telemar Participações and its subsidiaries, and will be able to proportionally consolidate its stake in Telemar Participações which fully consolidates its subsidiaries. Portugal Telecom will have the right to appoint two board members at Telemar Participacoes, one of them being alternate and two board members at TNL.

•                  Portugal Telecom, as the strategic partner of Telemar, shall have the right to appoint one Executive Director of Telemar Participações and to participate in several committees in place, or yet to be formed, in the relevant subsidiaries of Telemar Participações, as well as the chairman of the Committee of Engineering & Network, Technology & Innovation and Product Offering, to be created

•                  The partnership may also result in the acquisition by Telemar of a stake of up to 10% in Portugal Telecom

The term sheet sets the principles for the constitution of a strategic partnership between Portugal Telecom and Group Oi

Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) announced today it has entered into a term sheet with Andrade Gutierrez Participações S.A. (“AG”) and LF Tel S.A. (“LF”), the two major shareholders of Telemar participações, S.A., (“TmarPart”) that establishes the basis and principles that will govern the negotiations of a potential strategic partnership between Portugal Telecom and TmarPart and its subsidiaries (“Oi Group”). The strategic partnership endeavours to develop a Luso-Brazilian telecommunication operator with global scale, that allows for cooperation in various areas with the aim to achieve economies of scale, share best practices, enhance research and development initiatives, develop technologies, diversify services, maximize synergies, reduce costs and add value for its shareholders.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi Group is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. In 2009 Oi Group reported revenues of over US$ 15 billion.

In order to strengthen the capital structure of Oi Group the strategic partnership will encompass the direct and indirect investment of Portugal Telecom (i) in TmarPart and (ii) in Tele Norte Leste Participações S.A. (“TNL”) and in Telemar Norte Leste S.A. (“Tmar”), equating to a, direct and indirect, economic ownership of 22.38% in Tmar and a maximum investment of R$8.4 billion (equivalent to 3.7 million euros, based on the current exchange rate).

Portugal Telecom will have a relevant role in the management of TmarPart and its subsidiaries and will be able to proportionate consolidate its stake in Tmar Part

Portugal Telecom will have a relevant role in the management of TmarPart and its subsidiaries, including the right to appoint two directors at the board of TmarPart (one being alternate member) and two directors at the board of TNL, and as a strategic partner, will proportionate consolidate its stake in Tmar Part which fully consolidates Oi Group.

The partnership can also result in the acquisition by Telemar of an up to 10% stake in Portugal Telecom

The partnership between Portugal telecom and Group Oi may also result in the acquisition by Telemar of stake of up to 10% in Portugal Telecom, with proportional representation on Portugal Telecom’s Board of Directors, subject to applicable laws and to the by-laws of Portugal Telecom.

The shareholders agreement will grant special rights to Portugal Telecom as the strategic partner of Telemar

Portugal Telecom will enter into a shareholders agreement that will grant the following additional rights:

(i) participating into several committees in place or to be constituted in the relevant subsidiaries of TmarPart (including committees dedicated to finance, human resources, risks and contingencies, among others) and appointing the chairman of the Committee of Engineering & Networks, Technology & Innovation and Services Rendered that will be constituted

(ii) appointing one Executive Officer at TmarPart

(iii) participating into the recruiting process for the Chairman of Tmar’s relevant subsidiaries, subject to the rules established by the existing shareholders agreement of TmarPart

(iv) veto in the shareholders’ meetings that decide upon the exercise of votes of AG and LF in relation to certain matters of TMarPart and its subsidiaries for which the approval requires a qualified quorum, as per the existing shareholders’ agreements

The implementation of the transaction as described above is subject to certain conditions precedent, including:

a) Acquisition by Portugal Telecom of a direct and indirect economic stake in Tmar of at least 22.38% through a maximum investment of R$ 8.4 billion.

b) Satisfactory completion, by Portugal Telecom, with no material findings of legal, tax, accounting, technical and financial due diligence of AG, LF and TmarPart and access by PT to the auditors and auditing reviews of the other Oi Group and subsidiaries.

c) Obtaining all legal and administrative authorizations required, including the approval of the transaction by Anatel (the Brazilian telecommunications regulatory authority).

d) Approval of the terms and conditions that will be agreed between the parties by the respective corporate bodies of each company.

e) Divestiture by Portugal Telecom of its entire equity interest in Brasilcel NV, the controlling shareholder of Vivo Participações S.A., as well as the resolution of existing operating agreements that would prevent necessary regulatory approvals.

None of the shareholders of AG and LF may, over a period of five years, sell its shares in those companies in a way that they no longer hold a controlling position. AG, LF and PT are also prevented from selling their shares in Tmar Part, over the same period of five years.

The strategic partnership comprises, among others, the following, direct and indirect, acquisition steps:

a) Acquisition by Portugal Telecom of minority stakes of 35% in AG and LF;

b) Acquisition by Portugal Telecom of a 10% stake in TmarPart;

c) Subscription by the shareholders of TmarPart of a capital increase of R$ 4,240 million, of which Portugal Telecom will subscribe its prorate share, with an estimated amount of R$ 424.0 million maintaining a 10% shareholding in Tmar Part;

d) Call a capital increase of R$ 12 billion in TNL to be subscribed by TmarPart and other shareholders of TNL in proportion to their respective stakes in the company. Portugal Telecom shall subscribe  the pre-emptive rights that were not exercised by other shareholders of TNL, preferably in common shares, in the amount equivalent of up to R$ 2 billion.

e) Call a capital increase of R$ 12 billion in Telemar to be subscribed by TNL and the others shareholders of Telemar in proportion to their respective stakes in the company. Portugal Telecom shall subscribe the pre-emptive rights that were not exercised by other shareholders of Telemar, preferably in common shares, in the amount equivalent of up to R$ 1,733 million.

The capital increases described in (d) and (e) aim to reduce the net debt of Telemar and finance the international expansion of Oi Group.

The term sheet expires on 31 October 2010 and may be extended by the parties. The closing of the transactions herein is subject to the agreement by the parties regarding the terms and conditions of the definitive agreements regulating the strategic partnership and the Transaction as per the term sheet, as well as upon the agreements by any third party when required. Hence, there is no certainty that the terms and conditions established by the term sheet will be implemented by the parties.

The Executive Committee of Portugal Telecom has been mandated by its Board of Directors to conduct these negotiations aiming to implement the transaction herein described, which we expect to be finalised by the above date.

This strategic partnership is part of Portugal Telecom’s strategy to enhance scale, improve business growth profile and to create value to shareholders by investing into strategic international markets, such as Brazil and Africa.

PT will disclose additional information on this matter whenever it deems necessary.

Contacts:

Zeinal Bava (CEO)

Luís Pacheco de Melo (CFO)

Nuno Vieira (Investor Relations Director)

nuno.t.vieira@telecom.pt

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.